November 1, 2005

By Facsimile and U.S. Mail

William P. O`Neill, Esq.
Latham & Watkins LLP
555 Eleventh Street, NW
Washington, DC 20004

	Re:	GenTek, Inc.
		Schedule 14D-9
		Response dated November 1, 2005

Dear Mr. O`Neill:

	We have the following additional comment on the above-referenced filing:
1. We note your response to the comment in our letter dated today. We understand that the board is remaining neutral toward the offer.
Our comment sought clarification regarding the board`s characterization of the price to be paid in the offer as "reasonable." We continue to believe that the Schedule should be revised to clarify the board`s understanding of the term "reasonable price" in this context, particularly as the board is remaining neutral toward the offer. The disclosure that the bidders are offering a "reasonable price" implies that the board conducted a quantifiable analysis of an appropriate price for the warrants.
If
the board did not, then this fact should be disclosed.

      *  *  *

      Please respond to this comment by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If the information you provide in materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information. If you do not agree with the comment, please tell us why in your response. Direct any questions to me at (202) 551-3262.

      Sincerely,



      Abby Adams
      Special Counsel
      Office of Mergers and Acquisitions
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William P. O'Neill, Esq.
November 1, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE